Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

RADIOPHARM THERANOSTICS LIMITED

Date of this announcement

Tuesday October 20, 2026

The +securities the subject of this notification are:

+Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of + securities to be issued/transferred	Issue date
RADAN	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	140,028,000	19/10/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

RADIOPHARM THERANOSTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ACN	647877889

1.3 ASX issuer code

RAD

1.4 The announcement is

New announcement

1.5 Date of this announcement

20/10/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Securities issued under an +employee incentive scheme that are subject to a restriction on transfer and are not being quoted on ASX until the restriction ends

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Additional +securities in an existing class issued under an +employee incentive scheme

ASX +security code and description

RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

19/10/2026

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Dimitris Voliotis	Dimitris Voliotis	30,887,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to page 33 of the 2025 Notice of Annual General Meeting for the Material terms of the Omnibus Incentive Plan: http s://asx.api.cmfyapp.com/asx-research/1.0/file/2924-03011824-2A1630827&v=undefined

Any other information the entity wishes to provide about the +securities the subject of this notification

n/a

Issue details

Number of +securities

140,028,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADO : OPTION EXPIRING 30-NOV-2026	79,352,040
RAD : ORDINARY FULLY PAID	4,710,882,790
RADOC : OPTION EXPIRING 31-JUL-2029	982,172,830
RADOB : OPTION EXPIRING 31-OCT-2027	1,179,266,658

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
RADAK : OPTION EXPIRING 01-JUN-2027 EX $0.60	1,666,500
RADAAB : WARRANT EXPIRING 31-JUL-2029 EX USD3.79	1,281,646
RADAAC : WARRANT EXPIRING 31-JUL-2029 EX USD3.95	64,082
RADAN : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	503,207,525
RADAJ : OPTION EXPIRING 01-JUL-2027 EX $0.17	12,425,675
RADAF : OPTION EXPIRING 25-NOV-2026 RESTRICTED	8,666,678
RADAG : OPTION EXPIRING 25-NOV-2026 EX $0.60	5,066,672
RADAI : OPTION EXPIRING 27-MAY-2027 EX $0.60	740,000
RADAP : OPTION EXPIRING 24-APR-2028 EX $0.09	8,955,224

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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